November 13, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3720
Attention: Ms. Kathleen Collins, Accounting Branch Chief
Re:    Carbonite, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 10, 2014
File No. 001-35264

Dear Ms. Collins,

Carbonite, Inc., a Delaware corporation (the “Company”), is in receipt of your letter dated November 3, 2015 (the “Comment Letter”) setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. The Commission requested that the Company respond to the Comment Letter within ten business days of November 3, 2015, or to advise the Commission when the Company would provide a response.

The Company advises the Commission that it is in the process of preparing a response and, as discussed with Ms. Kathleen Collins, respectfully requests an extension until December 1, 2015.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at (617) 587-1100.

Sincerely,

/s/ Danielle Sheer
Danielle Sheer
Vice President and General Counsel
Carbonite, Inc.

cc:	Mohamad Ali
President and Chief Executive Officer
Carbonite, Inc.

Anthony Folger
Chief Financial Officer
Carbonite, Inc.

Two Avenue de Lafayette, 6th Floor, Boston, MA 02111, Phone: 617-587-1100